Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 000-33387

The following is a transcript of a conference call hosted by Juniper Networks, Inc. on February 9, 2004:

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Moderator: Randi Feigin
02-09-04/8:00 am CT
Confirmation #21185509

JUNIPER NETWORKS

Moderator: Randi Feigin
February 9, 2004
8:00 am CT

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the Juniper Networks’ and NetScreen Technology’s announcement. During the presentation all participants will be in a listen-only mode and afterwards you’ll be invited to participate in a question and answer session. At that time if you have a question please press the 1 followed by the 4 on your telephone.

As a reminder, this conference is being recorded Monday February 9th, 2004. I would now like to turn the conference over to Randi Feigin, Vice President of Investor Relations for Juniper Networks. Please go ahead, Ma’am.

Randi Feigin:	Good morning, everyone, and welcome to Juniper Network’s conference call regarding our intent to acquire NetScreen Technologies. With me today from Juniper Networks are Scott Kriens, our Chairman and CEO, and Marcel Gani, our CFO as well as from NetScreen Technology, Robert Thomas, the President and CEO.

If you have not yet seen the press release it can be retrieved at juniper.net or off of First Call or Business Flyer (sic). First Scott will discuss why we did

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Moderator: Randi Feigin
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what we did and why we did it. And then Robert will discuss how we will make it work.

Before I turn the call over to Scott and Robert, I’d like to remind you that the matters we will be discussing today will include forward-looking statements and as such, are subject to the risks and uncertainties that we discuss in detail in our forms 10K and 10Q filed with the SEC which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. Juniper Networks assumes no obligation and does not intend to update these forward-looking statements.

And I’ll turn it over to Scott.

Scott Kriens:	Thanks, Randi, and good morning to everyone. Today is a game-changing day in the networking industry with opportunities for customers, our employees collectively and our partners to dramatically increase the value that we create together so there’s a lot to talk about and we’ll do our best to bring you the key factors in this deal.

I’d like to cover several things beginning with some facts associated with the announcement and then answering the questions of why we’ve done this deal and how we will execute. And I’ll also ask Robert to discuss his perspective on the deal as well.

So first to the news. As we announced today, we have signed an agreement to acquire NetScreen Technologies in a stock-for-stock merger transaction and based upon Juniper’s closing stock price of $29. 47 on February 6th, last Friday, the deal has an approximate value of $4 billion.

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Juniper’s stock will be exchanged for NetScreen stock at a fixed exchange ratio of 1.404 shares of Juniper Networks common stock for each outstanding share of NetScreen Technologies common stock.

Financially, given the strength of both companies, upon closing the transaction would be accretive to Juniper on a non-GAAP basis excluding purchase accounting adjustments.

NetScreen brings approximately 900 people to Juniper with offices around the world, and this team will join the approximately 1600 employees of Juniper today and will continue to deliver the full product lines of both companies.

We will also leverage the complementary and comprehensive best in class security capabilities of NetScreen, the networking systems of Juniper and the customer opportunities of both companies to bring a level of integrated network security solutions to the market providing a suite of products and services to customers that will be unmatched.

Though we might see some opportunity for cost savings, it’s not the motivation behind the acquisition and I’ll talk more about the reasons for this decision in a few minutes.

Organizationally, our priority is to protect and deliver on the commitments to the customers of both companies and as such, we’ll be designing a team that maintains the focus on those goals.

The leadership team and the employees of NetScreen are central to the value of this transaction and the management teams of both companies will be working between now and the close of the transaction and beyond to deliver a portfolio of products and services to our customers that fully leverages the

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talent, the respective customer bases and the underserved market opportunity that drove this deal to begin with.

So let’s answer the first question first. Why this deal, why now? In simplest terms, it’s time to lead and there’s no better way to lead than to match strength with strength. I talked on our earnings call in January about the strength of Juniper’s business and the potential that we see for our portfolio in the market. As we stated, it’s good and getting better.

And NetScreen is one of the few and maybe the only technology company to grow its business every quarter without exception for the last three years right through the downturn.

We each solved critical and distinct problems for our customers. At Juniper, it’s the network infrastructure, the backbone and edge services solutions that customers bet their businesses on every day.

For NetScreen it’s the security that is mission-critical to their customers and absolutely fundamental to the growth and importance to the growth and importance of networking between living rooms, boardrooms, customers, suppliers, partners and employees.

Both companies serve the same priorities — mission-critical networks, networks that need the highest levels of reliability, security, performance and intelligence to deliver the unique requirements of each user across a unified infrastructure.

Both companies have excelled at building solutions and successfully delivering those solutions to the market. Both companies have consistently led their fields and continue to do so. Both companies have mastered the ability to

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deliver comprehensive solutions to complex and fast-moving problems where those problems and opportunities are strategic to our customers.

And this probably best highlights why we’re making this acquisition. It’s a natural extension of the success of both companies in their previously independent initiatives. The majority of Juniper’s success has been achieved in what traditionally has been called the service provider or carrier market while the majority of NetScreen’s success has been realized in what has traditionally been called the enterprise marketplace.

But these are outdated distinctions. The market is better defined as the requirement for mission-critical networks. At Juniper these include networks for customers like Verizon, Deutsche Telekom, NTT and other service providers, in fact 24 of the top 25, but it also includes networks for the Department of Defense, Bloomberg, Abilene and the State of Delaware, as well as other leading financial institutions around the world.

And at NetScreen, these customers include Merrill Lynch, Aurora Health and McDonalds but they also include SBC, Bell Canada, Telecom Italia and China Unicom.

But the point is this: we are addressing similar needs — mission-critical networks that our customers depend on to run their businesses whether as users or operators. We see the networking market as dividing into three markets; devices on one end, transport facilities on the other end and packet handling in the middle.

We all see an exploding number and type of devices being delivered today from stereos that download music in living rooms to a myriad of devices in a

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corporate employee population that manage information so that people can run their businesses.

And these devices all network and they do so by sending packets on their way from sources to destinations with requirements for varying levels of performance and quality and all of it must be secure and it must be reliable and that’s the job of the packet handling solutions in the middle. To deliver the guaranteed user experiences that device holders expect when they push the button.

And that’s the market and the opportunity for us. This is exactly the leverage that Juniper and NetScreen have in this combination. We’re both the best in the world at different but critical elements of packet handling. Combined we will secure and deliver the packets to the transport infrastructure that connects us all together.

And fortunately for all of us, there’s been hundreds of billions of dollars spent on deploying fiber optic infrastructure all around the world and the sophistication and the capability of the devices that we all use every day is increasing at a rapid rate. So Juniper and NetScreen together will serve customers who need to connect all of those devices to all of that network capacity.

And to the question of enterprise versus carrier, private networking versus public networking, it doesn’t matter because the distinction is going away. The distinction is not physical, it’s virtual. Physical facilities will be owned on campuses by corporation and across oceans by carriers.

That’s not the opportunity. The opportunity is in virtually managing those physical facilities for the benefit of the ultimate end-users whether it’s you

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and I in our homes, employees in their offices, none of us care about the physical plant.

We care that our packets get to their destinations and we only care about that because we expect to have a user experience through the use of our device and to realize value by the connection of that device to its destination in a reliable and a predictable and a secure way.

We’re doing this deal because there’s an opportunity to deliver more value to our customers and they in turn can deliver more to their customers. Whether our customer is the operator of a public network or the CIO whose customer is the user of a corporate network, if the network is mission-critical and the security is not optional, we will have a better answer.

I’d like to ask Robert to add a few comments here and to give his perspective on the fit between the companies and how we will make this work. Robert?

Robert Thomas:	Thanks, Scott, and good morning. I’d like to start by giving you an overview of NetScreen, our products and our view of this combination.

Over the past seven years we have built NetScreen into a leading provider of network security. NetScreen has redefined the security market delivering innovative and scalable network security solutions that empower enterprises and carriers to secure their networks without compromising on performance, security, availability or cost.

Customers use NetScreen solutions that secure networks that face increasing security threats as well as to address evolving network environments and new business requirements.

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NetScreen has set itself apart from the competition by delivering security solutions that meet the changing needs of the most demanding network environments.

Historically, we have focused on serving the large enterprise and service provider markets and just last week we announced a new medium enterprise initiative. Adding NetScreen to Juniper will bring an entire new dynamic to the network security market.

Much of the rationale for this union comes from the similarities and synergies between our two companies. Both companies have been extremely successful and have proven their ability to execute. Through this combination we will create a market leader with the ability to accelerate the deployment of comprehensive, best in class, mission-critical networking solutions.

Together we will possess the required technology, critical mass and vision to become the networking supplier of choice. In addition to the obvious strategic fit, I’m delighted that the company shares so many common values and importantly, the cultural fit seems perfect too.

This is an exciting combination of two very innovative, successful companies and I think the potential is tremendous. Both companies have leading edge technology in growing markets that will put the combined organizations in a truly unique position in today’s technology landscape.

I think we all know that ultimately it’s the people behind the technology that makes a company successful. And this team has a proven track record of success and is respected throughout the industry.

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I, my management team and the rest of the NetScreen team eagerly look forward to becoming part of the Juniper family and to contributing to its strategy and execution. I believe this combination will create a very powerful force in the networking and security sector as we continue to lead innovation.

Now I’d like to turn it back to Scott.

Scott Kriens:	Thank you, Robert. And let’s make a few summary observations here. First some housekeeping on the current status and the schedule. We’re announcing today only the signing of an agreement and it will be in the second quarter that we anticipate closing the transaction and going to work as a combined company which is subject to the approval of the stockholders of both companies, regulatory approvals and other closing conditions.

When we close and implement the plans that will be fully prepared by that date, we will talk in more detail about the specific opportunities we see and the strategies that we will have put in place. As with prior acquisitions, we will be unambiguous about our purpose and our commitments.

And so finally, to the marketplace and why the opportunity in the networking industry is so compelling to us today. The networking market has been whipsawed over the last few years and I believe this has left many people, investors and companies a bit disoriented by the changes.

First, we saw rampant speculation which drove over-investment and expectations that were impossible to meet. It was thought that a multi-hundred billion dollar industry would change almost overnight and it didn’t.

And then when those expectations weren’t met some thought it was all hype and that the market wasn’t there at all and that’s not true either.

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Meanwhile users just kept adding to their use of networks and sending more and more packets. And we still see today a growth in the network traffic of 75% to 100% per year.

But the boom and then the bust have confused market participants as to where the opportunities are to be found and this is where the answer to the question, why is Juniper making this move now, can be found as well. And as I said before, it’s time to lead.

We see clearly the opportunity. Our customers are urgently describing it to us every day. They need more secure networks. They need network services they can count on. They need intelligent ways to use their networks, to improve their business and their lives and this is not confusing to them. How to do it and who they can count on, especially when the needs are complex and changing rapidly, is less clear.

Now leadership and innovation translated into opportunity is what both NetScreen and Juniper have always been about. It’s why the two companies separately have achieved so much and it’s exactly why we will achieve so much more together.

The time to lead this market is now. The requirements are clear. The opportunities are there to be served and the number of companies who can combine the ability to execute with the capability to deliver are very, very few.

So now is the time and the people of our two companies which represent this team that we will capitalize. And the motivation for this acquisition is acceleration.

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Moderator: Randi Feigin
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Each company has an addressable market of $4 billion to $5 billion and together we accelerate the ability of the company to capture the $10 billion of demand that is today largely not efficiently addressed by others and we will do it together with the same culture that has created the separate success of both companies – relentless execution, laser focus, financial fundamentals and commitment to our customers and to each other.

As I mentioned, although the final details will be communicated when we’ve closed the transaction and in the meantime both companies have businesses to run, we have plans to prepare for integration and we’ll be back with those plans and the commitment to focus and execute against them. And I remain very confident of our ability to demonstrate as we always have, these capacities.

So with that I’ll turn it back over to Randi and we’ll take some questions from the audience.

Randi Feigin:	Can you please instruct the audience regarding the queue in process?

Operator:	Certainly, Ma’am. Ladies and gentlemen, if you’d like to register a question please press the 1 followed by the 4 on your telephone. You will then hear a three-tone prompt to acknowledge your request.

If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3. If you’re using a speakerphone we ask that if possible, please lift your handset before entering your request. One moment for our first question.

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Our first question comes from the line of (Subbu) (Unintelligible) from Sanders Morris. Please proceed with your question.

(Subbu):	Good morning and congratulations to all of you on the deal. My question was regarding NetScreen’s enterprise exposure versus Juniper’s traditional carrier exposure, NetScreen now being kind of 75% enterprise and Juniper being primarily carrier.

Scott, how do you see this for Juniper going forward? Is the enterprise market going to be much more of a focus channel strategy-wise, how you were looking at this? Can you talk about how your strategy’s evolving there?

Scott Kriens:	Actually this is one of the great drivers of this deal and it’s driven by what we would distinguish as market segments. There are plenty of things that enterprises buy everyday that are commodities you can get off a Web site anywhere. That’s not the market that we’re after.

There are three dimensions to look for market opportunity for the combined company. Is the problem or the application requirement important to the customer? Is it a complex problem and hard to solve? And are the needs in the space changing rapidly?

And if all three of those conditions are met then you don’t want to go to a commodity supplier and buy something out of a catalogue. You need somebody who understands that problem and how to solve it.

In the case of core routing, edge services and security, every one of those dimensions is pegged and that’s exactly the opportunity that we see in the combination.

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Increasingly in the Juniper business where we started with Internet service providers, we went to incumbent carriers and (ILECs) and that continues and will be a very strong focus of the company. We’ve also found ourselves in the defense government, industry marketplace, in the financial institutions where networks are critical and universities and research networks.

And likewise in reverse, NetScreen has not only been critical in networks like Merrill Lynch and McDonalds but also in major carrier environments as well and in the case of China Unicom and others, the number of common customers.

So the distinction is not the question of campuses versus carriers. The distinction is whether the corporate network or the government network or the research network or the service provider network is mission-critical and whether the problem being solved is complex and fast changing and important.

And if the answer to those questions are yes, then there’s no company in the world that’s better suited to solve for that. And it’s exactly the strength of the combination and exactly the focus of the deal.

(Subbu):	Great. Just to follow up, any just overall picture of what the cut is going to look for the combined company between carrier and enterprise in terms of revenue?

Scott Kriens:	Yeah. I would say with regard to all of the financials here we have said because we do expect when we look at both companies and the businesses, that upon closing, the transaction would be accretive to Juniper on a non-GAAP basis, and that’s excluding purchase accounting adjustments.

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Moderator: Randi Feigin
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Other than that, as to the financials the outlook that we will have specifically, the distribution of business around the world, all of those numbers will be assembled once we have gone through the remaining processes and closed the transaction. And we’ll be providing all those details to everyone following the close.

(Subbu):	Thank you and once again congratulations to both of you.

Scott Kriens:	Thank you.

Randi Feigin:	Next question, please?

All right, we’ll proceed with the next question. The next question comes from the line of (Chris Fine) at Goldman Sachs. Please proceed with your question.

(Fran Thompson):	Hi, it’s (Fran Thompson). I was wondering, you had made a comment about some under-served markets and I was wondering if you could give a little bit more color on this. You guys are, as you had mentioned, you’re addressing the defense markets, research markets and financial in terms mission-critical networks. What other kind of key verticals or key customer groups at this point, or maybe it’s regions, do you see as under served?

And then as a second question, you know, you had mentioned there’s other closing conditions. If you could just give us some detail around that. Thank you.

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Scott Kriens:	Let me take the questions in reverse. The conditions are those typical of a transaction of this type. We will be filing the necessary paperwork with SEC. There’s reviews to be done and then there’s the shareholder vote. So there’s nothing extraordinary in all of that.

They’re just the procedures that take place between now and what we would hope to be sometime in the second quarter where we’ll be able to close the transaction.

With regard to the markets and the nature of how well they’re served today, you know, the beauty of this and one of the reasons we’re so excited about it is that it doesn’t divide in the horizontal sense or the geographic sense.

Every geography in every country, every market in the world that has any critical need for networking has security issues. There is no end in sight for the competition between the hackers and those people that spend their time attempting to do harm and the escalating requirements that that imposes on all users.

The sophistication of the NetScreen solution and the breadth of the capability and the comprehensiveness of the network management solution is to implement policy across very large networks as well as reach down and manage in intrusion detection and prevention within very small networks is the incredible strength and leverage in all of this.

And from Juniper’s perspective, from the network infrastructure and from the routing core of these networks, what we are able to do is extend that capability and that platform on which the security can be delivered right to the heart of the network center.

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The distinction between public and private, corporate users, all of that is blurring. People want to turn on their device. They want to push send and they need answers to show up on the screen in a short period of time. And some of it travels across the campus, some of it travels across public infrastructure and these are the distinctions that I think are just completely outdated.

There’s clearly a difference between devices and a network infrastructure. There’s a blurred distinction within the infrastructure between the requirements of security, reliability or performance because you must optimize all of them simultaneously.

Nobody will take a network that performs at a slow rate for the benefit of security. No one will accept a fast running network that compromises on monitoring and maintaining the integrity of the contents of it. So every dimension of this from our point of view is highly leveraged against the rest of the elements that we’re bringing together. And it really hits all markets, all customers.

(Fran Thompson):	Now in the past you had aligned certain resources inside your company to focus on specific verticals like defense so should we expect then for you to start to devote some resources towards areas such as retail or food or some of the other major customers of NetScreen that you had identified?

Scott Kriens:	It’s a little bit early for us. In the nature of a public-to-public transaction is that obviously a very small circle of only the senior management team is even able to engage in these discussions until hours before you announce this kind of a transaction.

So what’s critical to us is getting together with the broader management teams in both companies and building the organization plans and the go-to-market

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plans. But there’s huge opportunities for the companies in the defense marketplace clearly.

There’s major needs within the large corporate networks today when security has been satisfied, to build infrastructures and interconnect those with the public networks. There’s major security requirements within the carrier and public infrastructures that can now be much better served by the combination of the companies and there’s a need to manage all of that in a seamless way.

So we’ll be looking at verticals but we’re really looking more at the application function of mission-critical networking and then looking at where it applies. We know it applies in every market we serve today whether it’s research, whether it’s some of the major corporate users, the defense market places, the cable market, obviously the service providers. So it’s pretty far reaching.

(Fran Thompson):	Thanks.

Scott Kriens:	Yep, thank you.

Randi Feigin:	Next question please?

Operator:	Your next question comes from the line of (Mark) (Unintelligible), STE (Unintelligible). Please proceed with your question.

(Mark):	Thank you. Scott, as you expand your customer base from routing to security, are there any missing products in your portfolio? For example, the mission-critical networks require additional products such as switching.

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And separately, why not a software acquisition that you could integrate into your products?

And maybe a quick question for Robert. How long is your commitment once the acquisition closes and should we expect any new term (sic) channel diversifications for NetScreen products?

Scott Kriens:	(Mark), let me take the first part of that. There are certainly opportunities to build our portfolios here that we’re going to capitalize on. I don’t know that I’d characterize it so much as missing products as just continuing to look for opportunities. It doesn’t necessarily translate into acquisitions.

We continue to invest and will be investing, it’s about $160 million in Juniper alone, in research and development. And we will continue to make the development investments that are in place today in NetScreen.

So the development commitment of the company to expand and serve the markets is not going to change. And we’ll be looking for opportunities both out of that and as well as partnering and others.

In terms of, you know, why not software; and if Robert will comment on this too, I mean this is a software product set and a pretty comprehensive capability in the systems and the functionality in the feature set.

It’s hardware products and it’s systems that deliver those capabilities but it’s the functionality in whether it’s JUNOS, whether it’s ScreenOS, these are the virtual handling capabilities that create the value.

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So maybe Robert will have a comment on this as well but the functionality and the feature set is the attractive element in this for both the separate and combined companies.

Robert Thomas:	And (Mark), you know I think one of the things that if you look at very mission-critical, high performance networks, one of the things that they need to perform and be secured to a customer satisfaction or to a sales price (sic) satisfaction, is this marriage of hardware and software. Combining software to run a network and secure it and do that well, but also providing hardware performance to do it at network speed.

So it’s a very natural combination to combine these things together, hardware capability and software capability when you’re talking about high performing, mission-critical network.

And my commitment in the future – now this is, in my mind is just another evolution of NetScreen’s life. We’ve come a long way over the last seven years. We’ve got a great customer base and we do offer a great team at NetScreen and, you know, we’re faced with a choice of where to next. How do we build this and extend this?

So we are going to build and extend the NetScreen franchise inside Juniper. We’re going to extend our reach to the customers we don’t have today and together we’ll reach customers that neither of us had in the past. So this is a pretty exciting and challenging stage in NetScreen’s career and I’m looking forward to it.

I think you mentioned channel diversification, was that right?

(Mark):	That’s correct.

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Robert Thomas:	Very different channels as you know. We have a large direct VAR channel and Juniper has a sales provider channel. There are many opportunities for NetScreen products within the Juniper customer base today. We have sales provider customers too but we’ll have a greater reach and address more customers I think by looking at some of the Juniper customer base that we don’t have access to today. So there’s diversification of channel in that area.

And every day we talk to customers especially in the high end of the enterprise space where they’re looking at better, faster, networks and what they’re going to do in the networking space so we see opportunities in the future of extending our channel and our customers’ opportunities with Juniper products as well.

So I think it’s going to go both ways but it’s something’s going to evolve over time. We need to understand how we’re going to do that and in the future, how we build the products of both those. But opportunities in both directions I think for channel diversification.

(Mark):	Got it. Thank you.

Randi Feigin:	Next question please?

Operator:	Your next question comes from the line of Gina Sokolow at Buckingham Research. Please proceed with your question.

(Gina):	Just administratively, can you just tell us if the Neoteris acquisition has closed or when the closing date is?

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Robert Thomas:	Yes, the Neotaris acquisition has closed and it closed on November 14 of last year.

(Gina):	Okay.

Randi Feigin:	Next question please?

(Gina):	No, no, I have another question. Yes, Randi, thank you. Could you talk about what percent of your revenue comes from government, federal and other agencies, local for both NetScreen and Juniper and how you see that effort now combined going forward given NetScreen’s prominence in some of those Homeland Defense contracts. Thank you.

Scott Kriens:	(Gina), we don’t today break the numbers out specifically. It’s growing in each of the segments that you mentioned. And the combination of the companies is going to allow us, on a dollar basis, to grow everyone of those market opportunities. There’s clear common interests, particularly in segments like government. And I think we’re easily going to capitalize on those opportunities.

But for the sake of being more complete in any financials or any quantification of the distribution of business and any of the numbers associated with the combination of the two, what we have today is an agreement that has been approved by the respective boards and is going to be placed in front of stakeholders for their vote. And once that vote has passed and the companies are one, we will be looking across the set of financials and markets and making some more quantifiable comments on that. But the leverage is really clear across all of these opportunities from our point of view.

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Randi Feigin:	Next question please.

Operator:	The next question comes from the line of (Rauche Frechon) at (unintelligible) bank. Please proceed with your question.

(Rauche Frechon):	Thank you. I have a few questions related to the deal. The first one is this a definitive agreement, or is there sort of a lot of provisions here? Is there a break-up fee arrangement? And finally, the commitment of NetScreen management to this deal in terms of how it’s going forward. And is it possible for anybody else to come and top this deal? And what are the implications for that. Thank you.

Scott Kriens:	(Rauche), there will be a filing with the agreement that will cover all of the conditions and provisions that have been agreed by both companies and approved by both boards for a recommendation to stakeholders. That filing will be made in the next few weeks. And all of the particulars will be disclosed at that time.

And, Robert, perhaps you can speak to the question of commitment.

Robert Thomas:	You know, (Rauche), this is kind of, I think, a unique combination of companies. It’s not very often that you get two highly successful companies with best of grade products having the opportunity to join forces together and create a much more competitive company in the marketplace. And that’s exactly what we see as a combination.

The management team at NetScreen are extremely excited about this. We share common competitors. We have worked together in the marketplace before somewhat loosely. We’ve always had a great respect for the Juniper team and we have seen that in many of their customers anyway.

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So when the opportunity presented itself to put the two companies together and put two best of grade solutions, two highly successful companies and two growing companies together to create a very competitive organization. Our team was just, I’d like to say delirious, but it’s almost delirious – just really excited about the opportunity. So there’s a lot of enthusiasm. There’s a lot of commitment and we’re looking forward to it.

(Rauche Frechon):	Congratulations. This is a great deal. Thank you gentlemen.

Robert Thomas:	Thank you, (Rauche)

Scott Kriens:	You know, just one comment I’ll add to (Robert’s), which is the other side of that. The Juniper team and its view of all of this, which is equally enthusiastic. Robert and I have been talking over recent times and we’ve been aware of each other.

A lot of the enthusiasm for this is driven by the urgency that our customers have described to us each with regard to the capabilities that they need that they don’t see coming to them in a comprehensive fashion and in a best in class way.

So one of the reasons it’s so easy to be excited about this is because it’s so well suited and well matched to the things that customers have been pounding the table telling us they need more of. They need higher performing networks. They need more confidence and security in those infrastructures. So it’s easy to be excited when your customers are excited.

(Rauche Frechon):	Thank you.

Randi Feigin:	Go ahead with the next question please.

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Operator:	Our next question comes from the line of (John Coyle) at JNB Securities. Please proceed.

(John Coyle):	Good morning. Thank you. Scott, in your comments, you highlighted the fact that you had some joint service provider customers. I was wondering if you could provide a little bit more color on how you worked together on those accounts and if there has been either formally or informally any technology co-development.

Scott Kriens:	(John), there’s not been any co-development or any cross pollination of any intellectual property or product work done between the two companies at this point. The common customers; places like Bell Canada, China Unicom, we just announced a major transaction with Lucent last quarter. We both use and have relationships with partners as well with Ericcson, with Siemens. So we each have work through common partners to customers.

But the real – and in fact it’s one of the drivers for the deal is the opportunity to work together and the urgency with which the problems must be solved is one of the drivers that brought the companies to the table. Because the needs are so great, and the customer requirements are so immediate we felt, collectively, that the only way to address those and to really accelerate the opportunity for us to serve the need was to put two companies under one roof and at as a result, have collective intellectual property purpose behind the planning and not only the development, but the service, the support, the partnering relationships that are built between the organizations.

So the work that has been done prior to today I would put in the category of casual. Some common partners, some common customers, some common interests. But nothing like the intensity that you’re going to see from this

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moment on. And that’s really a lot of the – that’s the heart of the leverage of all of this.

(John Coyle):	Could you be a little bit more concrete in terms of say for a Bell Canada or something, how you see your position with that customer changing and the technology set that you can offer them.

Scott Kriens:	Well let me not make this comment relative to a specific customer because I think they’ll be making lots of comments on our behalf when these combined solutions come to market and we will be talking a lot about that once those situations are more developed.

But the issue that the customers have... it could be someone like a Bell Canada, a Telecom Italia, it could certainly be the Department of Defense. And I suspect it will be each of those and all of those. And there’s a function within the organization responsible for security who is trying to deploy that capability and policy across the infrastructure.

There’s a function that’s often separate within that same organization that’s responsible for delivering the high performance network and the routing and connectivity. And the issue is that one does not really serve the requirement of the CEO of the company which is, I need a network that is highly reliable. In fact, 24 hours a day without exception. I need networks that are extremely high performance, because the kinds of traffic and images and video and things that are going across them take very large bandwidth requirements and very high performance, high response time, short latency. And there is no option for that to be compromised from a security point of view. And not only compromised, meaning the network can’t be compromised by a hacker, but the reliability, the – nothing can be compromised. And so in

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everyone of these network opportunities, the issue is not how do I deliver any one of those capabilities, the issue is how do I deliver all of them without being concerned I’ve done harm to one of those attributes along the way. And bringing together that effort within the companies that we service and within our own company so that we can deliver it in a comprehensive way is, again, the driver of the whole deal.

Randi Feigin:	The next question please.

Operator:	Our next question comes from the line of (Alex Henderson) at Smith Barney. Please proceed.

(Alex Henderson):	Thank you very much. This is actually, (Darryl) for (Alex) today. Scott, I understand why customers would want and end-to-end solution on security front. But it looks like this transaction actually represents a bigger strategic shift for the company. How comfortable do you think that they are – your carry over customers — are going to be as you increase your focus on the enterprise side? Particularly given the fact that in the past you’ve argued that sometimes service provider customers feel a little bit threatened by vendors that also enable their enterprise customers. That’s my first question.

And then the second question just for the housekeeping, did you guys talk at all about the potential to take out overhead expenses, like purchasing and HR and so forth from NetScreen? Thanks.

Scott Kriens:	(Darryl), let me answer the questions in reverse order. The comment that we made about the transaction and about our visibility in the transaction being accretive on a non-gap basis exclusive of the purchase accounting adjustments are not a function of synergies. And synergies are not a function of this transaction.

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Moderator: Randi Feigin
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This is not a cost saving move. It’s not a consolidation. The effort here and the motivation and the strategy behind this is really acceleration to go after the opportunities. We will be intensely focused on the portfolios and developing them even more quickly for both companies and integrating them in a rapid way, covering the collective market space every bit as aggressively as we have done separately. So it’s not – those are the priorities from our point of view.

And with regard to your other question – I think there’s a distinction to be drawn between the concept of end-to-end and the concept of best-in-class comprehensive coverage. To when you say end to end networking it means I’ve got a huge catalogue worth of stuff, and you know, stop me when you turn to the page that you want and I’ll tell you how much it costs.

That’s a fine way to buy commodity products. But that is not the way to buy mission critical network capability. And so our focus on this is those attributes which are critical to customers, complex in nature and changing very rapidly.

And one of the points that Robert made earlier is really key here. To do that it’s not simply a software solution or a hardware solution, it’s a systems requirement. You have to be able to deliver very complex logic and functionality at incredibly high speeds and that requires a system capability that is central to the DNA of both companies, if you will.

So in terms of focus, this will only bring better understanding to both of the attributes that are critical. When we’re building – the issue is really that the concept of a network is blurring as to where the lines cross. It’s not a function of simply operating a public network or a private corporate network, because the corporate network user and the corporate network infrastructure probably

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has more users in the extranet who don’t work for that company and are looking to talk to the people who do or to reach the data inside that network than the employees within the company. And the “public network” where the public infrastructure resides, and a good deal of Juniper’s business has been done, is only valuable when it’s virtually accessed by the users in a way that allows them to make it into a virtual private function for their own purposes.

So what we’re really doing here is taking what used to be considered, in our view, the classic enterprise interior market and saying that that’s the old way of looking at the problem. There are lots of devices that go into the “enterprise” market, and that could be a living room for that matter. And there’s plenty of transport infrastructure in the classic “carrier” market. But the market that is being built between the two for the packet handling and the virtual service delivery across these infrastructures doesn’t distinguish between where the physical plant starts and stops.

It’s on campuses, it’s home wiring. It makes its way into regional networks and it makes its way around the world and under the oceans and global public infrastructures. But the physical distinction of the plant is not the issue, and frankly for us, at least, as a focus the device is not the issue. It’s the packets that travel between all of that. And that definition of the market and the critical nature and complex problems that we solve is how we drive our strategy.

And I think understanding the users and the suppliers in that segment and being a strategic supplier and partner to all of the constituency in that segment is only going to help us understand the problem better, and as a result deliver better solutions.

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(Alex Henderson):	Thank you.

Randi Feigin:	The next question please.

Operator:	Our next question comes from the line of (Christian Armatoss) at SG Cowen. Please proceed.

(Christian Armatoss):	Yes, thank you. I wanted to follow-up on your enterprise strategy with a couple of questions. First, what percent of NetScreen’s revenue is sold through the channel?

And Scott, for you, understanding that the lines between what’s an enterprise customer and a service provider customer are blurring, do you plan to maintain a direct – a dedicated direct enterprise sales force to not only sell the NetScreen products, but also as well to expand the Juniper M-Series products. Thank you.

Scott Kriens:	(Christian), today the NetScreen product distribution is about 75% in what would be called the classic enterprise markets and about 25 or 30% in carriers. And that number will loop around a little bit quarter to quarter. The issue of distribution and how we want to cover the markets is really another place where there’s key leverage.

There’s a tremendous brand equity and distribution relationship with distributors and VARs in the hundreds that have been built over the years and around the world by NetScreen. And likewise, within Juniper, we have many longstanding trusted partnerships as well as the direct organization in North America. We’re going to be leveraging both of those channels to market. And again, that’s one of the drivers that really excites us about the transaction, because over night the reach of the two companies is extended.

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Moderator: Randi Feigin
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Our direct touch organization and our, if you will, major account focus is going to be maintained and enhanced because we now have a whole new portfolio to drive through that channel to those customers. And we have products to offer through distribution and through the NetScreen organization where that brand has built a trusted relationship with a customer base that is also in need of the same attributes and same mission critical networking. So there’s leverage we’re going to drive across both of the distribution organizations and channels that I think is going to be very powerful.

(Christian Armatoss):	Thank you and congratulations on the deal.

Scott Kriens:	Thank you.

Randi Feigin:	Thanks. Next question please.

Operator:	Our next question comes from the line of (Chris Ross) at Wachovia Securities. Please proceed.

(Chris Ross):	Yes, congratulations. So the merger looks very compelling, at least on paper. But as you know, a major challenge and risk here is retaining senior management and some key sales and engineering talent at NetScreen Particularly as the unvested stock options are accelerated through the changing control. I just want to know will NetScreen’s officers or key managers be retained under any employment contracts or any special compensation incentives? In what initiatives or efforts will you undertake to retain some of the top engineering talent at NetScreen? Especially given that a number of private security companies are certainly hungry for talent from companies like NetScreen.

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Moderator: Randi Feigin
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Scott Kriens:	(Chris), we don’t talk about our comp policies as a matter of public record. But any of the conditions or terms that are particular to the transaction will be part of the filing that’s made in a couple of weeks. I – this, in my view, is not going to be the driver.

You don’t retain people with stock options and compensation. You retain people with challenges and personal attention, and opportunity. And all the rest of that has to be there as well and it all comes into play. But anybody who thinks that’s the reason for working somewhere, when the opportunities and the nature of the market is what it is, is missing the way that we manage this company. It’s about driving people to new heights. It’s about creating opportunities for people to be challenged and to produce. It’s about delivering people and the autonomy and giving the responsibility and the authority for people to execute. Those are the ways that both companies have been built and are going to continue to be built.

With regard to the complexity of the integration effort and perhaps to discuss that question for – on a broader front, both companies have very successfully completed an integrated acquisitions.

NetScreen, in a number of cases, and I’ll ask Robert to comment on your question in a second as well and can speak more to that. And at Juniper, quite frankly this is one of the – we have very successfully completed an acquisition across the country with (Unisphere) where we brought 600 people into Juniper. Many of whom were 3000 miles away. I can see the NetScreen building out the window of the conference room at Juniper today that we’re speaking to you from. It’s a half a mile from here.

So if we can – and have, successfully accomplished integration from across the country, I’m highly confident we can do this from across the street. And the

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opportunities that we’re going to give people to work at the cutting edge to build technology that isn’t just built for it’s own sake, but is then available to be taken to market and make an impact on customers.

The kind of engineering talent that exists within both companies is motivated by being able to get their products to market and make an impact. And we’ve got the best distribution organization in the world to do that when you’re talking about solving complex problems. Those, I think, are the kind of things that motivate people. Robert, perhaps you can comment as well on (Chris’) question.

Robert Thomas:	Yes. Hi, (Chris). You know, I think just commenting on the acquisition integration, as you know, at NetScreen we’ve made two acquisitions in the last two years or so. And both I think have been just great successes. We’ve integrated very quickly. The Neoteris acquisition which was closed in November of last year. I think the acquisition is largely completed now.

And I think the whole key in my mind to a successful integration of any two companies is you know, whether you have the same objectives, whether you have the same culture, whether you have the same work ethic, whether you have similar competitors and whether you are trying to do the same thing in the marketplace. And that’s such a great match of all those things between Juniper and NetScreen.

So, you know, I think you’ve got to think through it before anyone does these transactions what the risk of integration is, because that’s probably the greatest risk at the end of the day. And if you can evaluate that and eliminate many of the things that cause the risk with two companies that have similar objectives. And I think that’s the best job you can do.

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So we are very confident that this will be an integration and products will continue to be developed and on the roadmap, there will be other things that we do in the future as well. We have similar competitors, we have similar cultures. And as Scott said, we can see each other across the parking lot. So that’s a great attribute as well.

And let me just make one comment on retention of people and motivation and so on. You know, I think the thing that turns most people on is being successful, gaining market share and beating the competition. And we have always been a very aggressive company at NetScreen. We’ve always gained market share ever since we’ve been public and we’re going to continue to do that.

The thing that drives people at NetScreen is success and gaining market share. Juniper is just that kind of company. When we put these two together we can do an even better job of facing the competition and taking more market share. And all the other things follow from that.

Yes, you have to compensate people properly and yes, they have to feel like they are rewarded. But if people come to work everyday believing they made a difference when they go home at the end of the day, then that’s what counts and that’s what makes companies successful. And that’s what we have in the combination.

(Chris Ross):	Great. Thank you.

Randi Feigin:	Next question please.

Operator:	Our next question comes from the line of (Hettan Geeman) at (Commerce Marshall Partners). Please proceed.

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(Hettan Geeman):	Yes, thank you. I have a couple of questions. First of all, Scott, how do you envision the NetScreen operating search. In other words will the management be reporting to you in kind of what capacity.

And then second, one of fiscal strength. One of your key competitors in the security market has been – their security on the blitz strategy where they can offer the product as an extension of their hardware. How do you compete in a market like that? Thank you.

Scott Kriens:	(Hattan), with regard to operating structure, we will – NetScreen will – there will be a security products group that Robert will lead, reporting to me within Juniper. And the priority in this – from an organizational point of view is protecting and accelerating the focus serving the opportunity and the demands and the commitments that exist with the customers of both companies.

And the security products group will be driving that for the markets that have been served by NetScreen on an independent basis in the past. And obviously Juniper will continue to focus, as it has always. And we will then be – and this is again where the leverage comes from, cross-pollinating with intellectual property, looking at common projects, common network management. Creating the leverage in all of this as we go forward.

So I’m very comfortable with the structure as we understand it. Again, because of the nature of a public to public transaction, there is not the opportunity to spend the time on meeting with a broad cross section of people. So there’s a lot of discussion to be had. And the ideas and input of a lot of people to be gathered and we’ll make more details of this known once we’ve been able to have those discussions over the course of the coming weeks when the transaction closes.

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With regard to competing, we compete very successfully against all of our competitors. And each company, as Robert mentioned, has posted share gains that demonstrate that, and growth in excess of our competitors. And we are now in a more powerful position together than we were separately. So we certainly expect companies big and small to come after the market. That’s a good sign because that’s one piece of evidence that confirms the magnitude of the opportunity.

But there’s a big difference for – between seeing an opportunity and capitalizing on it. And to do the latter, which is what both companies have done, you need a very proven ability to focus and execute and deliver. And those are the kinds of things that are really, again, in the DNA of both companies. So from a cultural point of view and priorities, and previous history and really down to the DNA of the companies, we’re only going to do what we’ve both been doing and do it better together.

Randi Feigin:	And, Operator, we have time for one more question please.

Operator:	And our final question comes from the line of (Michael Turits) at Prudential Equities. Please proceed with your question.

(Michael Turits):	Hi guys. You mentioned that tRobert would have the security products group. How broad do you envision this? In other words do we see any broadening of your interest in security?

Scott Kriens:	You know, I certainly think the answer to that is yes. There’s considerable investment and part of the enthusiasm that we have for this, and to speak from my point of view personally, the vision that NetScreen has for how the broad global policy of security will be managed, the reach and the

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breadth of the product line, whether it’s for the purposes of VPNs, firewalls, intrusion detection, prevention, anti-virus — there’s so many dimensions to this problem and to the requirement, not just for solving it piece meal with a point product or a blade, or a PowerPoint slide. There’s plenty of examples of that as competitive attempts.

But comprehensive policy across a state of the art portfolio with the kinds of capabilities that NetScreen has proven and delivered in multiple different examples. SSL, the Neoteris capability and that acquisition which was in our view a spectacular move and an incredibly valuable product line and an issue for customers that has been solved and addressed in a market leading way.

When you put all of that together and the sum of the whole is not available to being competed against successfully by piece meal strategy. So it’s – this is a, in our view, a very comprehensive push towards a problem that is expanding in its importance and it’s complexity. And those are exactly the kind of problems that we’re drawn to as a company.

(Michael Turits):	Obviously a lot of those different problems have been addressed through more pure software solutions historically. Would you be willing to go in a more pure software direction if need be?

Scott Kriens:	Well the issue behind this from a technology point of view is really the systems requirement. Whether you are talking about routing or edge services or security, software all by itself runs out of gas at a certain performance level. And so the integration of logic which can be software in the pure sense, or it can be gate designs in silicon, the integration of logic across a system that runs at high speeds and still does complex packet processing and packet handling is exactly the sweet spot of the opportunity.

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Moderator: Randi Feigin
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So certainly in the competitive results and the market share gains that NetScreen has posted to this point, I think it’s proven the case that software by itself is not sufficient. It’s critical, and it’s a critical element of the portfolio. But by itself it doesn’t solve the problem.

(Michael Turits):	Thanks.

Randi Feigin:	Well we would like to thank all of you for your participation this morning. There will be an audio replay available of this conference in the investor relations section of both Juniper’s website as well as NetScreen’s website. You can also call a replay at 800.633.8284, or 402.977.9140 and enter the reservation number 21185509 through February 16. Again those numbers are 800.633.8284, or 402.977.9140, reservation number 21185509. If you have any additional questions, please feel free to call the investor relations department either at Juniper Networks, or NetScreen Technologies. Again, thank you

Operator:	Ladies and gentlemen that does conclude the conference call for today. Thank you very much for your participation. I’d ask that you please disconnect your lines. Thank you. . .

END

Additional Information And Where To Find It

Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on March 28, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000.

NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on January 28, 2004. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; the timing of the closing of the transaction; market position, leadership and growth; products and technologies; integration of the two companies; and goals of the transaction. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Juniper Networks to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of Juniper Networks and NetScreen Technologies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of NetScreen Technologies operations, technologies and employees with those of Juniper Networks; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company; the introduction of new products or technologies by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Juniper Networks’ and NetScreen Technologies’ most recent filings with the Securities and Exchange Commission. Juniper Networks undertakes no obligation and does not intend to update these forward-looking statements.